Ecology and Environment, Inc.
368 Pleasant View Drive
Lancaster, New York 14086-1397
Tel.:  (716) 684-8060

Commission File Number:  1-9065
IRS EIN:  16-0971022

July 26, 2007

United States Securities and Exchange Commission
Washington, D.C. 20549-7010

Attention: Mr. Rufus Decker, Accounting Branch Chief

Re:   Comment Letter for Ecology and Environment Inc. (E & E)

Dear Mr. Decker:

Following is E & E’s response to your comments made in the letter dated July 18, 2007. We have addressed your questions in the order in which they were asked and keyed our responses to your comments.

Form 10Q for the Quarter Ended April 28, 2007

E & E confirms that the evaluation of our disclosure controls and procedures was done as of April 28, 2007. Our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of April 28, 2007.

Item 4 of the Form 10Q will appear as follows in future filings:

Company management, with the participation of the chief executive officer and chief financial officer, evaluated the effectiveness of its disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of (quarter end date). In designing and evaluating the Company’s disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives.  Based on this evaluation, the Company’s chief executive officer and chief financial officer concluded that, as of (quarter end date), the Company’s disclosure controls and procedures were (1) designed to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to its chief executive officer and chief financial officer by others within those entities, particularly during the period in which this report was being prepared and (2) effective, to ensure that information required to be disclosed by the Company in the reports that the Company files or submits under the Exchange Act is accumulated and communicated to Company’s management, including its principal executive and principal financial officers, or persons providing similar functions, as appropriate to allow timely decisions regarding required disclosures. There have been no significant changes in internal controls over financial reporting during the period covered by this report.

In future filings, E & E will consider whether any additional disclosure is necessary related to the Company's remediation of a significant deficiency and the status of any significant changes to internal controls.

 E & E’s management acknowledges that:

–	the Company is responsible for the adequacy and accuracy of the disclosure in their filings;
–	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;
–	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or need clarification on any response in this letter, please contact Craig Hathaway or Jim Weiss at 716-684-8060.

Sincerely,

/s/ Ronald L. Frank
Ronald L. Frank
Executive Vice President
Principal Financial Accounting Officer